Exhibit 99.1

i-80 Gold Provides Positive Metallurgical Results from Ruby Hill and Golden Hill

RENO, Nev., June 27, 2024 /CNW/ - i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) ("i-80", or the "Company") is pleased to announce the results of Metallurgical work completed by Blue Coast Research Ltd. ("BCR") on samples from the company's Ruby Hill and Golden Hill (FAD) Projects located in Eureka County and along the southeastern end of the Battle Mountain/Eureka gold trend in Nevada. The Properties are host to multiple polymetallic base metal deposits and/or zones of mineralization that are being advanced by the Company concurrent with the gold deposits.

The BCR Study was commissioned to enhance the understanding of the various deposits for planning purposes related to the recovery of the multiple metals contained within each zone. Locked cycle testing was completed on sulphide dominant composites from the Hilltop (Upper, Lower and East), and the FAD (East, West and Gold Hill Oxide) Zones. Highlights from the Company's 2023/2024 metallurgical programs include:

  High grade zinc and/or lead concentrates were produced with positive recoveries for each of the four sulphide dominant composites – with zinc recoveries of up to 96.0%, lead recoveries of up to 97.9% and silver recoveries of up to 85.0%
  Positive gold recoveries from cyanidation were achieved for the upper oxidized mineralized zones, realizing 86.8% for Upper Hilltop and 85.1% for Golden Hill
  Notably, the composites contain low silica and low deleterious metals, enhancing the expected potential of future concentrates
  Work in 2024 will include additional metallurgical work on the Mineral Point deposit at Ruby Hill that is host to a measured and indicated resource of 3.2 M ounces of gold and 97.5 M ounces of silver (203.2 M tonnes, 0.49 g/t Au, 14.9 g/t Ag) and an inferred resource of 1.9 M ounces of gold and 72.3 M ounces of silver (157.3 M tonnes, 0.37 g/t Au, 14.3 g/t Ag). This makes it one of the largest gold/silver deposits in the United States.1
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[1]	See Ruby Hill Technical report title "NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate Eureka Country, Nevada, USA" with Effective Date July 31, 2021 at https://www.i80gold.com/wp-content/uploads/2021/10/RubyHill-Tech-Report-2021.pdf and on Sedar or at www.i80gold.com

The Ruby Hill and Golden Hill Properties collectively represent one of the Company's primary assets - host to multiple gold, base metal and precious metal-rich polymetallic deposits and mineralization. Drilling completed between 2022 and 2024 at the Blackjack, Hilltop and FAD zones intersected significant high-grade mineralization with all zones remaining open for expansion. Initial polymetallic (base metal) resource estimates are being planned as part of the Company's mine development strategy for these properties with mine workings accessing both the gold and polymetallic deposits.

"We are encouraged by the positive recovery of the multiple metals contained within the Hilltop and FAD deposits", stated Todd Esplin, Technical Director of i-80 Gold. "We believe that this work will be included in future resource estimates, mine planning and economic studies."

The scope of the program completed by BCR included chemical and mineralogical characterization, comminution test work, cyanidation test work and bench top flotation testing.  A total of eight samples were submitted for both chemical and mineralogical characterization.  Chemical characterization for the samples is shown in Table 1 below.

Table 1 - Summary of head chemical characterization of all composites

Sample ID	Au (g/t)	Ag (g/t)	Pb(%)	Zn(%)	Fe(%)	S2- (%)
Upper Hill Top Oxide (Upper HT Ox)	10.89	395	14.7	2.1	15.2	2.2
Lower Hill Top (Lower HT)	1.74	336	9.7	12.9	11.6	14.7
East Hill Top (HTE)	0.04	4.3	0.0	11.3	10.4	11.6
Upper Hill Top Sulphide (Upper HT Sul)	0.74	475	27.2	11.9	11.5	15.9
Upper Hill Top Sulphide-B (Upper HT Sul-B)	2.88	708	37.2	8.9	13.9	19.1
FAD West (FAD_W)	6.02	396	6.4	21.2	22.4	24.3
FAD East (FAD_E)	4.68	249	3.9	14.4	18.8	21.1
Gold Hill Oxide (GH_Ox)	2.27	21.1	0.4	4.5	12.6	0.1

Differences in the chemical and mineralogical properties between each of the zones resulted in metallurgical testing tailored to the specific characteristics of each sample. Base metal rich (Zinc and Lead) sulphide dominant mineralization occurs in the Hilltop, FAD and Blackjack samples with higher pyrite (and gold) in the FAD samples. Non-sulphide lead (cerussite) is present in the oxidized portion of the Upper Hilltop Zone. Only trace sulphides were found in the Golden Hill oxide gold mineralization.

A cyanidation program was initiated for near-surface, oxidized mineralization, from the Upper Hilltop and Golden Hill oxide gold zone that demonstrate that both are amenable to cyanidation. Whole rock bottle roll tests on these composites achieved positive cyanidation gold recoveries of 86.8% for Upper Hilltop and 85.1% for Golden Hill.

Flotation Test Work

Sulphide dominant samples (Lower HT, HTE, FAD_E, FAD_W) underwent extensive floatation test work and utilized a conventional sequential lead-zinc flow sheet depending on the mineralogy. This testing ultimately culminated in successful locked cycle tests being conducted on each composite with high grade zinc and/or lead concentrates being produced at acceptable recoveries. All lead concentrates produced grades at 58% or greater and all zinc concentrates graded at 53% or greater. The results are summarized in Table 2.

Table 2 - Summary of program final flotation results for selected composites

Composite	Test ID	Product	Assays				Distribution as % of contained metal
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au	Ag	Pb	Zn
Lower HT	LCT-2	Pb Clnr 2 Conc	6.8	2330	75.4	4.3	37.9	85.0	97.9	3.9
		Zn Clnr 2 Conc	1.4	191	0.4	56.9	13.9	11.9	1.0	89.8
HTE	LCT-3	Zn Clnr 3 Conc	-	9.4	-	53.9	-	53.0	-	96.0
FAD_E	LCT-6	Pb Clnr 3 Conc	3.0	2598	60.6	8.9	3.4	63.4	88.8	3.8
		Zn Clnr 3 Conc	1.0	222	0.9	54.9	4.9	21.7	5.2	92.6
FAD_W	LCT-5	Pb Clnr 3 Conc	2.8	2834	58.4	11.3	4.9	76.1	89.2	6.2
		Zn Clnr 3 Conc	1.5	198	1.5	54.2	7.2	14.8	6.3	82.3
Upper HT Ox	F-29	Pb Clnr 3 Conc	91.7	3840	77.1	-	17.3	22.4	13.2	-
		Oxide Clnr 3 Conc	17.2	1086	61.9	-	17.6	34.5	57.5	-
		Combined Pb Conc.	28.7	1514	64.3	-	34.9	56.9	70.7	-

The oxide/transition samples in the Upper Hilltop Zone (Upper HTOx and Upper HTSul) required a different approach due to the more complex mineralogy owing to the presence of cerussite (lead carbonate).  For these samples, a sulphidization stage was added after a lead-pyrite flotation flowsheet, that resulted in a significant improvement in lead recovery compared to a conventional lead sulphide (only) flowsheet. A successful batch test using this approach was conducted on Upper HTOx (F-29 shown above) which produced a combined lead concentrate grading 64% lead and recovery of 70.7%.Due to the complexity of Upper HTSul mineralization, a limited flotation program was conducted. However, detailed mineralogical analysis of the flotation products provided a path forward and suggest that (1) sphalerite misplaced to the galena concentrate can be reduced by reducing the rougher flotation time and (2) opportunity may exist to improve lead recovery by utilizing a similar flotation flowsheet as Upper HTOx (pyrite flotation followed by sulphidization of cerussite with NaSH).

Based on the work completed by BCR on the FAD mineralization, the majority of the gold mineralization reports to the rougher and cleaner tails. The scope of work focused solely on the base metal mineralization and future test work will include a focus on gold recoveries from polymetallic mineralization at FAD.

Blackjack Flotation Test Work:

In 2008 Barrick Gold commissioned G & T Metallurgical Services Ltd to conduct flotation test work on Blackjack Lead-Zinc mineral composites.

Composition of Low and High Zinc Composites

Composite	Assay in % or g/t
	Cu	Pb	Zn	Fe	Ag	Au	S	C	As	Pb(ox)	Zn(ox)
Low Zinc	0.022	0.72	3.7	16.5	24	0.45	17.4	0.05	0.26	0.13	0.17
High Zinc	0.029	2.45	24.5	4.1	196	0.47	16.0	1.07	0.03	0.19	0.13
Note: Aq and Au assays are reported in g/tonne, all others are in percent.

The lock cycle testing on the high zinc composite produced good metallurgical results with approximately 91% of the lead recovered into a lead concentrate grading approximately 70% lead. Approximately 85% of the silver in the feed reported to the lead concentrate, which contained almost 5600 g/t silver.  Zinc recovery into the zinc concentrate was 97% at a zinc concentrate grade of nearly 61%.

Future work will look to build upon the previously completed work and optimize recoveries from the Blackjack deposit.

Note - Blue Coast Research Ltd was not involved or did not conduct any Blackjack metallurgical flotation test work

Overall, this program showed that the samples tested responded positively to flotation and future metallurgical work recommended by BCR includes the evaluation of a larger number of samples to better understand the project, completing a larger and more rigorous comminution study to understand milling requirements, conduct additional metallurgical work on Blackjack samples, conduct D-IMS analysis of Lower HT, FAD_E and FAD_W to quantify the amount of gold mineralization locked with pyrite, and determine if primary grinding inert media can improve selectivity in HTE and Lower HT samples.

Hole ID and Location of Composites used in Testing

Composite	Hole ID	Easting Nad83 UTM	Northing Nad83 UTM	Elevation (m)
Lower HT	iRH22-38	587348	4375336	1979
	iRH22-39	587346	4375338	1978
	iRH22-40	587346	4375348	1978
	iRH22-41	587345	4375342	1978
HTE	iRH22-61	587520	4375184	1994
FAD_E	PC22-07	587179	4373123	2102
FAD_W	GH21-03	587090	4373069	2115
	GH21-04	587114	4373182	2114
	GH21-05	587114	4373177	2114
	PC22-01	587033	4373235	2107
Upper HT Ox	iRH22-54	587456	4375134	1999
	iRH22-55	587618	4375134	2006
	iRH22-70	587388	4375282	1986
High and Low Zn G & T Sample	BRH-75C	587677	4375547	1738

Sample material was selected through reviewing drill core visually and geochemically to determine differences in mineralization styles. Intervals were then selected on the basis of being representative of the particular composite within each mineralized zone.

Joint Venture Update

The negotiation of definitive documentation related to the previously announced proposed joint venture of the Ruby Hill Property continues to advance. Metallurgical work completed to-date as part of the due diligence program related to this partnership has indicated recoveries similar to those achieved in the BCR work.

Qualified Person

Tim George, PE, is the Qualified Person for the technical information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101. Mr. George has reviewed and approved this press release.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the results of the Company's 2023/2024 metallurgical programs, the interpretation of such results and management's expectations based on such results; potential relating to metallurgical recovery rates, the expansion or mineral resources at Ruby Hill and Golden Hill and the potential of the Ruby Hill and Golden Hill  projects, the timing and results of technical and economic studies and the completion of the Ruby Hill joint venture transaction. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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For further information: For further information, please contact: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450

CO: i-80 Gold Corp

CNW 10:39e 27-JUN-24